Contact

www.linkedin.com/in/doug-falatko-cpa-435851111 (LinkedIn)

Doug Falatko, CPA

REIT Accounting Manager at JBG SMITH

College Park, Maryland, United States

Experience

JBG SMITH
REIT Accounting Manager
August 2022 - Present (9 months)

Withum
Audit Manager
February 2016 - August 2022 (6 years 7 months)
Bethesda, MD

Education

University of Maryland College Park
Bachelor's degree, Accounting and Finance · (2012 - 2015)